Exhibit 5.1

Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 416.362.2111 MAIN 416.862.6666 FACSIMILE

December 11, 2023

Bank of Montreal

21st Floor, 1 First Canadian Place

Toronto, ON M5X 1A1

Dear Sirs/Mesdames:

Bank of Montreal Omnibus Deferred Share Unit Plan

We have acted as Canadian counsel to Bank of Montreal (“BMO”), a Canadian bank chartered under the Bank Act (Canada), in connection with the Registration Statement on Form S-8 (the “Registration Statement”) to be filed by BMO on or about December 11, 2023 with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, relating to the registration by BMO of up to $70,000,000 of deferred compensation obligations of BMO (the “Obligations”) that may be issued by BMO pursuant to the Bank of Montreal Omnibus Deferred Share Unit Plan (as such may be heretofore or further revised, amended and/or restated, the “Plan”).

We have examined the Plan and the amended and restated by-laws of BMO dated April 4, 2017. We have also examined such public and corporate records, certificates and other documents and conducted such other examinations as we have considered necessary or relevant for the purposes of this opinion.

In giving this opinion, we have assumed the legal capacity of all individuals, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, photostatic or facsimile copies.

On the basis of the foregoing, we are of the opinion that BMO has been duly authorized to incur the Obligations pursuant to the Plan and the Obligations, when incurred in accordance with the terms and conditions of the Plan, will be valid and binding obligations of BMO, enforceable in accordance with the terms and conditions of the Plan.

The foregoing opinions are subject to the following assumptions and qualifications:

(a)

enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, preference, moratorium, arrangement or winding up laws or other similar laws affecting the enforcement of creditors’ rights generally;

(b)

enforceability may be limited by equitable principles, including the principle that equitable remedies, such as specific performance and injunction, may only be granted in the discretion of a court of competent jurisdiction;

(c)	a court may not treat as conclusive those determinations which the Plans state are to be so treated; and

(d)

the validity and enforceability of provisions inserted in any agreement or instrument which purport to sever from the agreement or instrument any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of the agreement or instrument would be determined only in the discretion of the court;

We express no opinion herein as to any laws or any matters governed by any laws other than the laws of the Province of Ontario and the federal laws of Canada applicable therein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission thereunder.

Yours very truly,

/s/ Osler, Hoskin & Harcourt LLP